November 11, 2005





Securities and Exchange Commission
100 F Street NE
Mail Stop 7010
Washington, DC 20549-7010
Attn: Nili Shah

                  RE:      Cavalier Homes, Inc.
                           Form 10-K for Fiscal Year Ended December 31, 2004 Filed March 31, 2005
                           Form 10-K/A for Fiscal Year Ended December 31, 2004 Filed May 2, 2005
                           Form 10-Q for Quarter Ended April 2, 2005
                           Filed May 12, 2005
                           Form 10-Q for Quarter Ended July 2, 2005
                           Filed August 11, 2005
                           File No. 1-9792

Ladies and Gentlemen:

         In a phone conversation between members of the Commission's staff and Company personnel, we agreed to outline in this response letter the Company's understanding and application of FIN 45 paragraph 10. The following paragraphs set forth our response to the Commission's request for information regarding FIN 45 paragraph 10.

Under the provisions of FIN 45, issuance of a guarantee results in two different types of obligations:

         1. A non-contingent obligation to stand ready to perform under the guarantee (accounted for as a liability pursuant to FIN 45); and

         2. A contingent obligation to make future payments under the conditions of a guarantee (accounted for pursuant to SFAS No. 5).

The second element of the guarantee is accounted for pursuant to SFAS No. 5 after the triggering event occurs. Thus, until the triggering event occurs, there is no SFAS No. 5 loss contingency to accrue. FIN 45 states, however, that regardless of whether the triggering event has occurred, the guarantor still has
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Securities and Exchange Commission
November 11, 2005
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an obligation to stand ready to perform under the guarantee. Since that element of the guarantee is an unconditional obligation, it should be recognized as a liability at inception of the guarantee in an amount equal to its estimated fair value in the guarantor's balance sheet. The recognition of this liability is not dependent on the probability of future payments under the guarantee. The contingent portion of the obligation, however, is still subject to the probable and estimable criteria of SFAS No. 5.

Paragraph 10 of FIN 45 states the following:

In the event that, at the inception of the guarantee, the guarantor is required to recognize a liability under SFAS No. 5 for the related contingent loss, the liability to be initially recognized for that guarantee shall be the greater of
(a) the amount that satisfies the fair value objective as discussed in paragraph 9 or (b) the contingent liability amount required to be recognized at inception of the guarantee by paragraph 8 of SFAS No. 5. For many guarantors, it would be unusual for the contingent liability amount under (b) above to exceed the amount that satisfies the fair value objective under (a) above at the inception of the guarantee.

The Company estimates the fair value of the non-contingent portion of its manufacturer's inventory repurchase agreements under the provisions of FIN 45 at inception (the date a home is shipped to dealers whose floor plan financing agreement is supported by Cavalier's repurchase commitment). For repurchase commitments, other than for those dealers who are identified at an elevated risk of default, the Company's SFAS No. 5 liability would be zero at inception. The Company evaluates the probability of default for the group of similar dealers (those who are identified at an elevated risk of default), and even though the particular dealers to default are unknown, the Company applies a probability of default to the group, based on historical default rates, and a SFAS No. 5 contingent liability is recorded in an amount equal to the estimated loss on repurchase. The Company's repurchase commitments for the group of dealers included in the SFAS No. 5 reserve are excluded from the fair value calculation required by FIN 45, since the resulting SFAS No. 5 loss reserve has historically been greater than the FIN 45 reserve.

Additionally, subsequent to the inception of the guarantee, the Company evaluates the likelihood that it will be called on to perform under the inventory repurchase commitments. Based on identified changes in dealers' financial conditions, the Company evaluates the probability of default for the group of similar dealers (those who are identified at an elevated risk of default) and applies a probability of default to the group, based on historical default rates. Cavalier records an SFAS No. 5 contingent liability in an amount equal to the estimated loss on repurchase.

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Securites and Exchange Commission
November 11, 2005
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Cavalier hereby acknowledges the following:

        o Cavalier is responsible for the adequacy and accuracy of the disclosure in its filings;
        o Staff comments or changes to disclosure in response to staff comments in Company filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and
        o Cavalier may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any further information with respect to the Cavalier's filings, please telephone either myself at (256) 747-9831 or David Roberson at (256) 747-9838.

                                   Sincerely,

                                                     /s/ Michael R. Murphy
                                                     ---------------------

                                                     Micheal R. Murphy
                                                     Chief Financial Officer

cc:      David Roberson
         June Martin
         Paul S. Ware, Esq.
         Laura P. Washburn, Esq.
         Brian Barksdale
         Elton Sims
         Lori Snodgrass
         Bobby Tesney, Audit Committee, Chairman
         A. Douglas Jumper, Sr., Audit Committee
         J. Don Williams, Audit Committee